Credit Suisse Institutional Fixed Income Fund
Securities Purchases during an Underwriting involving
Credit Suisse Aset Management, LLC subject to Rule 10f-3 under the Investment Company Act of 1940.

For the period ended December 31, 2005



Portfolio:			Credit Suisse Institutional Fixed Income Fund


Security:			Cit Group Inc


Date Purchased:			8/8/05


Price Per Share:		$99.91


Shares Purchased
by the Portfolio *:		590


Total Principal Purchased
by the Portfolio *:		$589,463.10


% of Offering Purchased
by the Portfolio:		.20%


Broker:				Deutsche Banc Alex T. Brown Inc.

Member:				Joint Lead Mananger



Portfolio:			Credit Suisse Institutional Fixed Income Fund


Security:			Telecom Italia Capital
Date Purchased:			9/21/05


Price Per Share:		$99.90


Shares Purchased
by the Portfolio *:		310


Total Principal Purchased
by the Portfolio *:		$309,683.80


% of Offering Purchased
by the Portfolio:		.04%


Broker:				Lehman Brothers Inc F.I. Corporates

Member:				Joint Lead Manager